U. S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities and Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


1.    Name and Address of Reporting Person.

      Dorothy Ruth Ling Trust, James J. Ling, Trustee
      5950 Lindenshire #307, Dallas, Texas   75230

2.    Issuer Name and Ticker or Trading Symbol.

      Empiric Energy, Inc. (OTC Symbol:  EMPE)

3.    IRS or Social Security Number of Reporting Person.

      75-6113980

4.    Statement for Month/Year:  6/26/97

5.    If amendment, date of original:  N/A

6.    Relationship of reporting person to Issuer:

      James J. Ling, Trustee, is a Director, Officer and 10% Owner

TABLE I.     NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED
             OF OR BENEFICIALLY OWNED

1.    Title of Security:  Common Stock

2.    Transaction Date:  June 16, 1997

3.    Transaction Code:  G (Gift)

4.    Securities Disposed of:   3,450

5.    Amount of Securities Beneficially Owned
        at the End of the Month:  371,075

6.    Ownership Form:  Indirect

7.    Nature of Indirect Beneficial Ownership:  Through Trust

                                DOROTHY RUTH LING TRUST



                                By:   ____James J. Ling__________
                                      James J. Ling, Trustee